                              Filed by Developers Diversified Realty Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                         Subject Company: JDN Realty Corporation
                                           Registration Statement No. 333-100889

On November 5, 2002, JDN Realty Corporation disseminated the following press release:

                                      ###

                                                           FOR IMMEDIATE RELEASE

                                                     Contact: Charles N. Talbert
                                                  Director of Investor Relations
                                                                  (404) 262-3252

          JDN REALTY CORPORATION ANNOUNCES THIRD QUARTER 2002 RESULTS

ATLANTA, GA (November 5, 2002) - JDN Realty Corporation (NYSE: JDN) today announced results for the quarter ended September 30, 2002. For the third quarter, diluted funds from operations per share, a supplemental measure of REIT performance, was $0.30 compared with diluted funds from operations per share of $0.47 for the third quarter of 2001. Funds from operations was $10.4 million compared with funds from operations for the third quarter of 2001 of $15.5 million. Net income attributable to common shareholders was $5.9 million, or $0.17 per share on a diluted basis, compared with net income attributable to common shareholders for the third quarter of 2001 of $17.0 million, or $0.52 per share on a diluted basis. Total revenues were $25.1 million, compared with total revenues of $23.5 million for the third quarter of 2001.

For the nine months ended September 30, 2002, diluted funds from operations per share was $0.94 compared with diluted funds from operations per share of $(0.37) for the nine months ended September 30, 2001. Funds from operations was $32.6 million compared with funds from operations for the nine months ended September 30, 2001 of $(11.9) million. Net income attributable to common shareholders was $17.8 million, or $0.51 per share on a diluted basis, compared with net loss attributable to common shareholders for the nine months ended September 30, 2001, of $(14.0) million, or $(0.43) per share on a diluted basis. Total revenues were $77.6 million compared with total revenues of $73.6 million for the comparable period last year. Results for the nine months ended September 30, 2001 included litigation charges of $43.8 million, or $1.34 per share.

On October 4, 2002, the Company entered into an Agreement and Plan of Merger with Developers Diversified Realty Corporation (NYSE: DDR) pursuant to which the Company's common shareholders will receive 0.518 of a share of DDR common stock in exchange for each share of the Company's common stock. In addition, the Company's preferred shareholders will receive for each share of the Company's preferred stock one share of a class of DDR voting preferred stock, with similar terms and conditions as the Company's preferred stock. The Board of Directors of each of JDN and DDR has unanimously approved the transaction. The completion of this transaction, which is expected to occur in the first quarter of 2003, is subject to approval of the merger and the merger agreement by JDN shareholders, approval of the issuance of additional DDR common shares by the DDR shareholders, and other closing conditions described in the merger agreement, including JDN entering into a closing agreement with the Internal Revenue Service with respect to certain REIT qualification issues.

For 2002, the Company expects funds from operations per share on a diluted basis to be in the range of $1.22 to $1.25. This range is based upon a number of assumptions for the remainder of the year, including the following: delivery of approximately $45.6 million of projects out of the development pipeline at an aggregate yield of approximately 9.60%; disposition of approximately $40.7 million in operating properties at a weighted average cap rate of 9.75%; and non-operating land sales gains of approximately $2.1 million.

During the third quarter of 2002, anchor tenants of the Company opened stores in Brandon, Florida; Grandville, Michigan; St. John, Missouri; Irving, Texas; and Mesquite, Texas. These openings, including non-anchor tenant deliveries, totaled 225,057 square feet of Company-owned gross leasable area (GLA), representing an investment of approximately $29.5 million. As of September 30, 2002, the Company's development activity included 14 projects under construction containing 1.1 million square feet of Company-owned GLA, representing an investment, upon completion, of approximately $161.6 million, of which $120.0 million has already been expended.

The Company sold three shopping center properties for gross proceeds of $11.4 million and sold $4.0 million of non-operating real estate for an aggregate gain of $1.3 million during the third quarter of 2002. As of September 30, 2002, the Company had executed sales contracts on three operating shopping centers or portions of operating shopping centers and 18 tracts of land, totaling $37.9 million.

For the third quarter of 2002, the Company announced the following leasing and property management information:

- On a same-property basis, annualized base rent per leased square foot increased 1.7% to $8.47 as of September 30, 2002, from $8.33 as of September 30, 2001;

-  At the end of the quarter, the Company's portfolio was 93.0% leased;

-  25 lease renewals took effect at an average decreased rent of 1.4%; and

-  89 tenants incurred contractual rental increases averaging 5.9%.

The Company paid a cash dividend on its common stock of $0.27 per share on September 30, 2002, to shareholders of record on September 13, 2002. In addition, the Company paid a cash dividend on its 9 3/8% Series A Cumulative Redeemable Preferred Stock of $0.586 per share on September 30, 2002, to shareholders of record on September 13, 2002.

JDN Realty Corporation is a real estate company specializing in the development and management of retail shopping centers. Headquartered in Atlanta, Georgia, the Company owns and operates directly or indirectly 99 properties, containing approximately 11.4 million square feet of gross leasable area, located in 20 states. The common stock and preferred stock of JDN Realty Corporation are listed on the New York Stock Exchange under the symbols "JDN" and "JDNPrA", respectively.

   For additional information, visit the Company's home page on the Internet at http://www.jdnrealty.com.

Management has included herein certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements which are not historical in nature including the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are, by their nature, subject to known and unknown risks and uncertainties. Forward-looking statements include statements regarding the following: (1) expected outcome of the proposed merger; (2) expected range of FFO per share for 2002; (3) expected returns from the Company's development pipeline; (4) expected dispositions of real estate and estimated gains therefrom; and (5) amount and timing of shopping centers delivered from the development pipeline. Among the factors that could cause actual results to differ materially from those anticipated are the following, particularly in light of the proposed merger: changes in the composition of senior management; the outcome of the closing agreement with the Internal Revenue Service on certain REIT qualification issues; the ability of the Company to close the proposed merger on the expected timetable and the disclosed terms; the ability to retain key employees; business conditions and the general economy, especially as they affect interest rates and value-oriented retailers; the federal, state and local regulatory environment; the ability to refinance or extend maturing debt obligations on acceptable terms; the availability of debt and equity capital with acceptable terms and conditions including, without limitation, the availability of bank credit to fund development and redevelopment activities; the ability to sell operating shopping center properties and parcels of land as projected and upon economically favorable terms; the availability of new development opportunities; changes in the financial condition or corporate strategy of or business relations with primary retail tenants, or the loss of one or more of the Company's primary retail tenants or their ability to pay rent; the ability to fund, complete and lease existing development and redevelopment projects on schedule and within budget; and the ability of the Company to maintain its qualification as a REIT. Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in press releases and reports filed by JDN Realty Corporation with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K. For example, see "Risk Factors" under Part I, Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001. The Company assumes no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION CONCERNING THE MERGER AND WHERE YOU CAN FIND IT

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.


                                      ###

                             JDN REALTY CORPORATION
                          CONSOLIDATED BALANCE SHEETS


                                                                      SEPTEMBER 30,            DECEMBER 31,
                                                                           2002                    2001
                                                                      -------------            ------------
                                                                        (Unaudited)
                                                                                    (In Thousands)
ASSETS
     Shopping center properties, at cost:
          Land                                                        $    349,019             $    289,296
          Buildings and improvements                                       630,576                  624,759
          Property under development                                       124,188                  188,484
                                                                      ------------             ------------
                                                                         1,103,783                1,102,539
          Less: accumulated depreciation and amortization                  (98,310)                 (88,152)
          Property held for sale                                            37,928                    --
                                                                      ------------             ------------
               Shopping center properties, net                           1,043,401                1,014,387
     Restricted cash - escrow                                                  814                    1,815
     Accounts receivable                                                    18,920                   17,160
     Investments in and advances to unconsolidated entities                 12,178                   12,628
     Deferred costs, net of amortization                                     3,841                    6,238
     Other assets                                                           13,707                   13,235
                                                                      ------------             ------------
                                                                      $  1,092,861             $  1,065,463
                                                                      ============             ============

LIABILITIES AND SHAREHOLDERS' EQUITY
     Liabilities
          Unsecured notes payable                                     $    234,806             $    234,759
          Secured line of credit and term loan                             230,000                  230,000
          Mortgage notes payable                                           141,263                   96,362
          Accounts payable and accrued expenses                             15,224                   27,633
          Other liabilities                                                 15,897                   14,191
                                                                      ------------             ------------
               Total liabilities                                           637,190                  602,945

     Third party investors' interest                                         2,996                    2,999

     Shareholders' Equity
          Preferred stock, par value $.01 per share -
             authorized 20,000,000 shares: 9 3/8% Series A
             Cumulative Redeemable Preferred Stock,
             liquidation preference $25 per share, issued
             and outstanding 2,000,000 shares in 2002 and
             2001, respectively                                                 20                       20
          Common stock, par value $.01 per share -
             authorized 150,000,000 shares, issued and
             outstanding 34,793,745 and 34,795,045 shares in
             2002 and 2001, respectively                                       348                      348
          Paid-in capital                                                  465,544                  475,264
          Accumulated other comprehensive loss                              (1,390)                  (4,266)
          Accumulated deficit                                              (11,847)                 (11,847)
                                                                      ------------             ------------
                                                                           452,675                  459,519
                                                                      ------------             ------------
                                                                      $  1,092,861             $  1,065,463
                                                                      ============             ============

                             JDN REALTY CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                    Three Months Ended September 30,

                                                                                    2002                     2001
                                                                                   -------                  -------
                                                                                             (In thousands)
Revenues:
   Minimum and percentage rates                                                    $21,457                  $20,202
   Recoveries from tenants                                                           3,425                    3,182
   Other revenue                                                                       171                       77
                                                                                   -------                  -------
      Total revenues                                                                25,053                   23,461
Operating expenses:
   Operating and maintenance                                                         2,321                    2,269
   Real estate taxes                                                                 2,421                    1,820
   General and administrative                                                        2,932                    2,607
   Impairment loss                                                                    --                      1,002
   Depreciation and amortization                                                     5,317                    5,201
   Settlement expense                                                                 --                     (3,825)
                                                                                   -------                  -------
      Total operating expenses                                                      12,991                    9,074
                                                                                   -------                  -------
  Income from operations                                                            12,062                   14,387
Other income (expense):
   Interest expense, net                                                            (8,516)                  (7,347)
   Other income (expense), net                                                         256                     (196)
   Equity in net income (loss) of unconsolidated entities                              154                       (1)
                                                                                   -------                  -------
Income from continuing operations before minority interest in net income of
   consolidated subsidiaries and net gain on real estate sales                       3,956                    6,843
Minority interest in net income of consolidated subsidiaries                           (38)                     (46)
                                                                                   -------                  -------
Income from continuing operations before net gain on real estate sales               3,918                    6,797
Net gain on real estate sales
   Depreciated                                                                        --                      7,393
   Undepreciated                                                                     1,332                    2,788
                                                                                   -------                  -------
Income from continuing operations                                                    5,250                   16,978
Discontinued operations:
   Income from operating properties sold or held for sale                              717                    1,160
   Gain on disposal of depreciated properties                                        1,087                     --
                                                                                   -------                  -------

Net income                                                                           7,054                   18,138
Dividends to preferred shareholders                                                 (1,172)                  (1,172)
                                                                                   -------                  -------
Net income attributable to common shareholders                                     $ 5,882                  $16,966
                                                                                   =======                  =======
Income per common share - basic:
   Income from continuing operations (net of preferred dividends)                  $  0.12                  $  0.48
   Discontinued operations                                                            0.05                     0.04
                                                                                   -------                  -------
   Net income attributable to common shareholders                                  $  0.17                  $  0.52
                                                                                   =======                  =======
Income per common share - diluted:
   Income from continuing operations (net of preferred dividends)                  $  0.12                  $  0.48
   Discontinued operations                                                            0.05                     0.04
                                                                                   -------                  -------
   Net income attributable to common shareholders                                  $  0.17                  $  0.52
                                                                                   =======                  =======
Dividends per common share                                                         $  0.27                  $  0.27
                                                                                   =======                  =======

                             JDN REALTY CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                     Nine Months Ended September 30,
                                                                                           2002           2001
                                                                                         --------       --------
                                                                                              (In thousands)
Revenues:
  Minimum and percentage rents                                                           $ 63,041       $ 62,297
  Recoveries from tenants                                                                  11,142         10,468
  Other revenue                                                                             3,430            782
                                                                                         --------       --------
    Total revenues                                                                         77,613         73,547
Operating expenses:
  Operating and maintenance                                                                 7,204          7,620
  Real estate taxes                                                                         7,150          5,556
  General and administrative                                                                8,735          8,709
  Corporate investigation and legal costs                                                    --              982
  Impairment loss                                                                             200          1,323
  Depreciation and amortization                                                            15,528         15,433
  Settlement expense                                                                         --           43,785
                                                                                         --------       --------
    Total operating expenses                                                               38,817         83,408
                                                                                         --------       --------
  Income (loss) from operations                                                            38,796         (9,861)
Other income (expense):
  Interest expense, net                                                                   (24,276)       (23,562)
  Other income (expense), net                                                              (1,238)           203
  Equity in net income (loss) of unconsolidated entities                                      411           (358)
                                                                                         --------       --------
Income (loss) from continuing operations before minority interest in net income of
  consolidated subsidiaries and net gain on real estate sales                              13,693        (33,578)
Minority interest in net income of consolidated subsidiaries                                 (116)          (130)
                                                                                         --------       --------
Income (loss) from continuing operations before net gain on real estate sales              13,577        (33,708)
Net gain on real estate sales
  Depreciated                                                                                --           16,673
  Undepreciated                                                                             2,781          5,323
                                                                                         --------       --------
Income (loss) from continuing operations                                                   16,358        (11,712)
Discontinued operations:
  Income from operating properties sold or held for sale                                    2,796          3,480
  Gain on disposal of depreciated properties, net of impairment loss                        1,615           (320)
  Gain on disposal of undepreciated properties                                                730           --
                                                                                         --------       --------
Income (loss) before extraordinary item and cumulative effect of change in
  accounting principle                                                                     21,499         (8,552)
Extraordinary item                                                                           --           (1,608)
                                                                                         --------       --------
Income (loss) before cumulative effect of change in accounting principle                   21,499        (10,160)
Cumulative effect of change in accounting principle                                          (172)          (280)
                                                                                         --------       --------
Net income (loss)                                                                          21,327        (10,440)
Dividends to preferred shareholders                                                        (3,516)        (3,516)
                                                                                         --------       --------
Net income (loss) attributable to common shareholders                                    $ 17,811       $(13,956)
                                                                                         ========       ========
Income (loss) per common share - basic:
  Income (loss) from continuing operations (net of preferred dividends)                  $   0.37       $  (0.47)
  Discontinued operations                                                                    0.15           0.10
  Extraordinary item                                                                         --            (0.05)
  Cumulative effect of change in accounting principle                                       (0.01)         (0.01)
                                                                                         --------       --------
  Net income (loss) attributable to common shareholders                                  $   0.51       $  (0.43)
                                                                                         ========       ========
Income (loss) per common share - diluted:
  Income (loss) from continuing operations (net of preferred dividends)                  $   0.37       $  (0.47)
  Discontinued operations                                                                    0.15           0.10
  Extraordinary item                                                                         --            (0.05)
  Cumulative effect of change in accounting principle                                       (0.01)         (0.01)
                                                                                         --------       --------
  Net income (loss) attributable to common shareholders                                  $   0.51       $  (0.43)
                                                                                         ========       ========
Dividends per common share                                                               $   0.81       $   0.87
                                                                                         ========       ========

JDN REALTY CORPORATION
FUNDS FROM OPERATIONS CALCULATION
FUNDS AVAILABLE FOR DISTRIBUTION CALCULATION

(Dollars in thousands, except per share data)               Three Months Ended September 30,        Nine Months Ended September 30,
                                                                  2002             2001                  2002             2001
                                                            --------------    --------------        -------------    --------------
FUNDS FROM OPERATIONS:
Net income (loss) attributable to common shareholders       $        5,882    $       16,966        $      17,811    $      (13,956)
Depreciation of real estate assets                                   4,796             5,037               14,760            14,987
Amortization of tenant allowances and tenant
   improvements                                                        117               113                  338               330
Amortization of deferred leasing costs                                 254               212                  703               623
Impairment losses on operating shopping centers                         --               522                   --               818
Net gain on real estate sales                                           --            (7,393)                  --           (16,673)
Gain on disposal of operating properties, net of
   impairment loss                                                  (1,087)               --               (1,615)               --
Extraordinary items                                                     --                --                   --             1,608
Change in accounting principle                                          --                --                  172               280
Adjustments related to activities in unconsolidated
   entities                                                            231                10                  460                44
                                                            --------------    --------------        -------------    --------------
FFO                                                         $       10,373    $       15,467        $      32,629    $      (11,939)
                                                            ==============    ==============        =============    ==============
Weighted average common shares outstanding
   (in thousands):
      Basic                                                         34,627            32,591               34,600            32,560
                                                            ==============    ==============        =============    ==============
      Diluted                                                       34,737            32,699               34,738            32,560
                                                            ==============    ==============        =============    ==============
FFO per common shares:
      Basic                                                 $         0.30    $         0.47        $        0.94    $        (0.37)
                                                            ==============    ==============        =============    ==============
      Diluted                                               $         0.30    $         0.47        $        0.94    $        (0.37)
                                                            ==============    ==============        =============    ==============
FUNDS AVAILABLE FOR DISTRIBUTION:
FFO                                                         $       10,373    $       15,467        $      32,629    $      (11,939)
Adjustments:
   Amortization of deferred loan costs                               1,166             1,080                3,443             3,563
   Other depreciation and amortization                                 174               195                  518               563
   Straight-line rent                                                 (353)             (252)              (1,069)             (836)
   Tenant allowances, tenant improvements and
      leasing commissions                                             (242)             (149)                (369)             (241)
   Building improvements                                              (112)             (107)                (568)             (697)
                                                            --------------    --------------        -------------    --------------
Funds available for distribution                            $       11,006    $       16,234        $      34,584    $       (9,587)
                                                            ==============    ==============        =============    ==============
Funds available for distribution per common share:
      Basic                                                 $         0.32    $         0.50        $        1.00    $        (0.29)
                                                            ==============    ==============        =============    ==============
      Diluted                                               $         0.32    $         0.50        $        1.00    $        (0.29)
                                                            ==============    ==============        =============    ==============
Dividends per common share                                  $         0.27    $         0.27        $        0.81    $         0.87
                                                            ==============    ==============        =============    ==============
Payout ratio of FFO:
      Basic                                                          90.1%             56.9%                85.9%           -237.3%
                                                            ==============    ==============        =============    ==============
      Diluted                                                        90.4%             57.1%                86.2%           -237.3%
                                                            ==============    ==============        =============    ==============
Payout ratio of funds available for distribution:
      Basic                                                          84.9%             54.2%                81.0%           -295.5%
                                                            ==============    ==============        =============    ==============
      Diluted                                                        85.2%             54.4%                81.4%           -295.5%
                                                            ==============    ==============        =============    ==============